UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 10, 2023

First Light Acquisition Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40789	86-2967193
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11110 Sunset Hills Road #2278 Reston, VA	20190
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (202) 503-9255

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	FLAGU	NYSE American LLC
Class A common stock, par value $0.0001 per share	FLAG	NYSE American LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FLAGW	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on January 9, 2023, First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among FLAG, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of FLAG (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company” or “”Calidi”), First Light Acquisition Group, LLC, in the capacity as the representative of the stockholders of FLAG (the “Purchaser Representative”) and Allan Camaisa, in the capacity as the representative of the stockholders to the Company (the “Seller Representative”).

On February 9, 2023, FLAG, Calidi, the Purchaser Representative and the Seller Representative entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). Pursuant to the Amendment, the shares of FLAG Class A Common Stock to be made available to incentivize FLAG public stockholders not to redeem their shares (the “Continuation Shares”) would be made available as of the closing of the transactions contemplated by the Merger Agreement (“Closing”), instead of being subject to the achievement of certain price targets. Up to 2,000,000 Continuation Shares will be made available to non-redeeming FLAG public stockholders on a pro rata basis. For the sake of clarity, for every 100,000 shares of FLAG Class A Common Stock that are not redeemed, FLAG will issue 48,450 Continuation Shares, not to exceed an aggregate of 2,000,000 Continuation Shares.

Item 7.01	Regulation FD Disclosure.

Attached as Exhibit 99.1 and incorporated by reference herein is an investor presentation dated February 2023, that will be used by FLAG with respect to the Transactions.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of FLAG under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, the PIPE Investment proposed to be consummated concurrently with the Business Combination, and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE Investment or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022, and the risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG.

Additional Information and Where to Find It

FLAG intends to file with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190.

Participants in the Solicitation

FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amendment No. 1, dated as of February 9, 2023, to Agreement and Plan of Merger, dated as of January 9, 2023, by and among First Light Acquisition Group, Inc., FLAG Merger Sub, Inc. Calidi Biotherapeutics, Inc., First Light Acquisition Group, LLC and Allan Camaisa.

99.1	Investor Presentation of FLAG dated February 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Light Acquisition Group, Inc.

Dated: February 10, 2023

	By:	/s/ Michael J. Alber
	Name:	Michael J. Alber
	Title:	Chief Financial Officer

Exhibit 2.1

AMENDMENT NO.1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to that certain Agreement and Plan of Merger (this “Amendment”) is made and entered into as of February 9, 2023 (the “Amendment Effective Date”) by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (the “Purchaser”), (ii) First Light Acquisition Group, LLC, in the capacity as the representative from and after the Effective Time (as defined in the Merger Agreement) for the stockholders of the Purchaser (other than the Company Security Holders (as defined in the Merger Agreement) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iii) Allan Camaisa, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined in the Merger Agreement) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”) and (iv) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). The Purchaser Parties, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties entered into an Agreement and Plan of Merger, dated as of January 9, 2023 (the “Merger Agreement”);

WHEREAS, pursuant to Section 9.9 of the Merger Agreement, the Merger Agreement may be amended by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative; and

WHEREAS, the Parties hereby desire to amend the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1.	Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Merger Agreement.

2.	Amendments to Merger Agreement.

a.	Section 1.4(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code (the “Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. The Escalation Shares to be issued to each Company Stockholder shall be withheld into an escrow account at Closing to be released to each applicable holder upon the achievement of the First Escalation Achievement Date, Second Escalation Achievement Date, Third Escalation Achievement Date and Fourth Escalation Achievement Date with any remaining Escalation Shares that have not been so released returned to the Purchaser for cancellation. The shares to be issued into escrow shall be non-voting shares that convert into voting common stock upon the release of such shares from the escrow account. The shares deposited into escrow that have not been released from escrow shall be returned to the Purchaser at the end of the Escalation Period for cancellation.”

b.	Section 1.10(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”) and distributing the Stockholder Merger Consideration and the Escalation Shares, if any. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration, 18,000,000 shares of Purchaser Class A Common Stock representing the aggregate number of Escalation Shares, and 2,000,000 shares of Purchaser Class A Common Stock representing the aggregate number of Purchaser Continuation Shares. At the Effective Time, and upon any Escalation Payment Date, the Purchaser shall deliver irrevocable instructions to the Exchange Agent to distribute the Stockholder Merger Consideration or the Escalation Shares, as applicable, to the Company Stockholders, in accordance with the Allocation Schedule, and the Purchaser Continuation Shares to the Non-Redeeming Purchaser Stockholders. At least two (2) Business Days prior to the Closing Date, the Company shall deliver the Allocation Schedule to the Purchaser and the Exchange Agent. At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange, in a form to be mutually agreed between the Purchaser and the Company (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates in respect of the Stockholder Merger Consideration and the Escalation Shares, if any, shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.”

c.	Section 1.18(c) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“For the avoidance of doubt, the Company Stockholders shall be entitled to receive Escalation Shares upon the occurrence of each Escalation Achievement Date and on each Escalation Achievement Date, the Company Stockholders shall be entitled to receive the Escalation Shares for any Escalation Achievement Date set at a lower Purchaser Trading Price to the extent not already released; provided, however, that each Escalation Achievement Date shall only occur once, if at all, and in no event shall the Company Stockholders be entitled to receive more than an aggregate of 18,000,000 Escalation Shares.”

d.	Section 1.18(d) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“The date on which any Escalation Shares are release from escrow pursuant to this Section 1.18, shall be referred to as an “Escalation Payment Date.” Notwithstanding anything to the contrary in the foregoing, if one or more Escalation Payment Dates shall occur prior to six (6) months following the Closing Date, then such Escalation Payment Date(s) shall be delayed until the date that is six (6) months following the Closing Date.”

e.	Section 1.19 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(a) As an incentive for holders of shares of Purchaser Class A Common Stock not to elect to redeem such shares, the Purchaser shall make available an aggregate amount of up to Two Million (2,000,000) shares of Purchaser Class A Common Stock (the “Purchaser Continuation Shares”) to the holders of Purchaser Class A Common Stock who do not elect to redeem their shares of Purchaser Class A Common Stock pursuant to the Redemption that results in the release of each such holder’s pro rata interest in the Trust Account that is not Restricted Cash (each, a “Non-Redeeming Purchaser Stockholder”).”

(b) On the Closing Date, the Purchaser shall issue, or cause to be issued, to each Non-Redeeming Purchaser Stockholder its Non-Redeeming Pro Rata Share of the Purchaser Continuation Shares.

For the sake of clarity, for every 100,000 shares of Purchaser Class A Common Stock that are not redeemed, the Purchaser will issue 48,450 Purchaser Continuation Shares, not to exceed an aggregate of 2,000,000 Purchaser Continuation Shares.”

f.	Section 7.1(h) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“by written notice by the Purchaser to the Company if the Required Company Stockholder Approval was not delivered to the Purchaser on or before 11:59 PM Eastern Time on the fifteenth (15th) Business Day following the day on which the Registration Statement is declared effective under the Securities Act.”

3.

Effect on the Merger Agreement. Except as specifically amended by this Amendment, the Merger Agreement shall remain in full force and effect, and the Merger Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Merger Agreement, as the case may be, shall be deemed to refer to the Merger Agreement or such provision as amended by this Amendment, unless the context otherwise requires. References in the Merger Agreement and this Amendment to the “date hereof” or the “date of this Agreement” shall be deemed to refer to January 9, 2023.

4.	Miscellaneous. Article IX of the Merger agreement is incorporated herein by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

The Purchaser:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name: Allan Camaisa
Title: Chief Executive Officer

The Seller Representative:

/s/ Allan Camaisa
Allan Camaisa

Purchaser Representative:

FIRST LIGHT ACQUISITION GROUP, LLC

By:	/s/ William J. Weber
Name: William J. Weber
Title: Manager

Exhibit 99.1 Revolutionizing Cancer Therapies with a Durable and Systemic Antitumor Immune Response Utilizing Allogeneic Stem Cell-Based Platforms to Deliver and Potentiate Oncolytic Therapies www.calidibio.com February 2023

Forward-Looking Statements and Legal Disclaimer Presentation Disclaimer This presentation (the “Presentation”) is for informational purposes only with respect to the proposed business combination between First Light Acquisition Group, Inc., a Delaware special purpose acquisition corporation (“FLAG”) and Calidi Biotherapeutics, Inc., a Nevada corporation (together with its subsidiaries and divisions, “Calidi”), and which we refer to as the “Business Combination.” This Presentation does not purport to be all-inclusive and does not constitute or involve any recommendation with respect to the voting, purchase or sale of any security or as to any other matter by FLAG, Calidi or any other person. This Presentation has been prepared by Calidi and Calidi is solely responsible for its contents. FLAG and Calidi expressly disclaim any and all liability for representations, expressed or implied, contained in, or for omissions from, this Presentation or any other written or oral communication transmitted to any interested party in the course of its evaluation of the Company. Only those particular representations and warranties that may be made by Calidi in a definitive written agreement, when and if one is executed, and subject to such limitations and restrictions as may be specified in such agreement, shall have any legal effect. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, the Company makes no representation or warranty with respect to the accuracy of such information. This Presentation does not purport to contain all of the information that may be required to evaluate the Business Combination. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax, financial or legal advice. No representation or warranty, express or implied, is or will be given by the Company or FLAG or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, neither the Company nor FLAG nor any of their respective affiliates, directors, officers, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this Presentation and any such liability is expressly disclaimed. Additional Information and Where to Find It FLAG intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190. Forward-Looking Information This Presentation contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidiwill be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 2

Forward-Looking Statements and Legal Disclaimer (continued) Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination with FLAG; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, any private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”) and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of the Company to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022, risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG. This Presentation concerns pharmaceuticals that are in development and which have not yet been approved for marketing by the U.S. Food and Drug Administration (FDA). No representation is made as to the safety or effectiveness of any of the products in development, nor for any products which may have applications pending before the FDA. Any trademarks, service marks, trade names and copyrights of the Company, FLAG and other companies contained in this Presentation are the property of their respective owners. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Neither FLAG nor Calidi is undertaking any obligation to provide any additional information or to update or revise any forward-looking statements whether as a result of new information, future events or otherwise and any such responsibility or liability is expressly disclaimed. You should not take any statement regarding past trends, activities or performance as a representation that the trends, activities or performance will continue in the future. Accordingly, you should not put undue reliance on these statements. This Presentation is not intended to constitute, and should not be construed, as investment advice. Participants in the Solicitation FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC. An investment in connection with Calidi or the Business Combination is not an investment in any of FLAG’s sponsor’s, management team’s or strategic advisors’ past investments, companies or funds affiliated with them. The historical results of these persons, investments, companies, funds or affiliates are no guarantee of future performance. No Offer or Solicitation This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 3

First-In-Class Allogeneic Stem Cell Based Oncolytic Platforms Increase survival rate and therapeutic efficacy in patients suffering from a wide variety of cancers through targeted delivery of allogeneic stem cells loaded with oncolytic viruses (OV) Calidi’s Vision Provide safe and tolerable therapeutic options for cancer patients that improve quality of life and reduce frequency of treatments Harnessing the power of Allogeneic Stem Cells to Using proprietary and scalable, commercially viable Deliver and Potentiate state-of-the-art OV and cell-based delivery platforms Oncolytic Virotherapies Leverage first-in-class platform to drive partnerships with big pharma, government and academia to streamline development pathways Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 4

Synergistic Teams: First Light Acquisition Group & Calidi Biotherapeutics Accelerating the ability to bring life-changing therapies to market more quickly with first-in-class technology and strategic partnering opportunities Vast Public Decades of Seeking Sector Operating and Significant Experience, Disruptive, Next- Experience Investing Track Experience with Identifying and Gen Technology Serving Record Across High-Growth Executing on for Accelerated Missions of Highly Regulated Organizations Strategic Growth Global Industries Transactions Importance First-in-Class Multiple Management Allogeneic Stem Team with Track Cell-Based Revenue Commercially Public Market Record of Platforms to Sources with Viable Experience Creating Significant Deliver and Manufacturing and Readiness Shareholder Partnership Potentiate Value Opportunities Oncolytic Therapies Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 5

Transaction Overview Key Transaction Terms Redemption Scenarios (2) Total gross proceeds from Transaction, before payment of transaction expenses, expected to be up Illustrative Pro Forma Valuation 0% 75% to $82 million assuming no redemptions, combining a possible PIPE financing of up to $40 million Redemption Price $10.00 $10.00 and up to $42 million held in First Light trust account Pro Forma Shares Outstanding (mm) 38.9 35.8 FLAG to seek up to $40 million PIPE financing. FLAG’s Sponsor to offer 100% of its private placement Pro Forma Equity Value $389 $358 warrants and up to 25% of its currently available founder shares to potential PIPE investors, or (3) (+) Existing Net Debt 3 3 otherwise forfeit such securities (-) New Cash to Balance Sheet (69) (38) Minimum cash condition of $15 million of available cash at closing Pro Forma Enterprise Value $323 $323 In the five year period following closing, Calidi shareholders entitled up to 18 million additional shares of FLAG common stock with incremental releases of 4.5 million shares if the trading price of Illustrative Sources and Uses FLAG common stock is $12, $14, $16 and $18 for a period for any 20 days within any 30 consecutive Sources day trading period. FLAG Cash in Trust $41 $10 FLAG Class A stockholders who do not redeem their shares may be eligible for a pro rata portion of up to an additional 2,000,000 Non-Redeeming Continuation Shares to be issued at Closing Calidi Biotherapeutics Equity Rollover 250 250 Anticipated PIPE Investment 40 40 (1) Illustrative Post-Transaction Ownership Total Sources $331 $300 0% Redemption 75% Redemption Uses 11% 12% Calidi Biotherapeutics Equity Rollover $250 $250 10% Cash to Equityholders 0 0 11% Cash to Balance Sheet 69 38 7% 14% (4) Fees & Expenses 12 12 64% 70% Total Uses $331 $300 Calidi Shareholders FLAG Public Shareholders Anticipated PIPE Shareholders FLAG Sponsor Shareholders (1) Excludes earn-out of the existing Calidi shareholders and redemption recapture shares. Excludes the impact from potential dilution from FLAG public warrants and private placement warrants or any potential new awards under any combined company new equity incentive plan. Includes adjustment of 1.44 million founder shares transferred to investors at the time of FLAG’s IPO. Page (2) Pro forma valuation at $10.10 per share. (3) Net debt calculated as of January 4, 2023. Does not include convertible notes which will convert to equity at the time of business combination. 6 (4) Includes professional services fees (legal, accounting, audit and DD), IR/PR fees and D&O insurance tail-end coverage premium. Deferred underwriting fees have been waived. Does not include potential PIPE fees.

Executive Team with Proven Track Record David Sans, George Ng PH.D. Allan Camaisa President & Chief Chairman & CEO Chief Corporate Operations Officer Development Officer Boris Minev, Wendy Stephen M.D. Pizarro, Esq. Thesing President, Medical & Chief Administrative Scientific Affairs, Acting Officer & Chief Legal Chief Business Officer CMO Officer Antonio Amish Patel, Santidrian, Tony Kalajian PH.D. PH.D. Acting CFO Vice President of SVP, Global Head of Technical Operations R&D Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 7

Board of Directors with Deep Biopharma Expertise Allan Camaisa Dr. Heehyoung Lee Chairman of the Board Director Scott Leftwich James Schoeneck Vice Chairman of the Board Director George Ng Alfonso Zulueta Director Director Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 8

Calidi Board of Advisors Bernie Fox, Ph.D. Maciej (Matt) S Lesniak, MD Chair, Department of Neurological Surgery Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 9

Calidi Overcomes the Obstacles to Oncolytic Viral Therapy Challenges with Naked OV Therapy Calidi’s Solution Allogeneic Oncolytic Virus-Loaded Stem Cells Unprotected Oncolytic Virus Stem cell loaded with Active Rapid inactivation Inactivated Stem cell protects Oncolytic Viruses Oncolytic by immune Oncolytic and amplifies OV (OV) Viruses system Viruses Successfully Tumor is Targeted Untouched Tumor Allogeneic Stem Cells Naked oncolytic viruses are quickly Calidi’s Allogeneic eliminated by the patient’s immune system, Protect, Amplify, Deliver Stem Cell Platforms leading to limited therapeutic potential and Potentiate OV’s Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 10

Differentiated, Wholly-Owned Pipeline Targeting Multiple Cancer Indications Non-clinical Pivotal Product Platform Target Indications Discovery Phase 1 Phase 2 Partner studies Trial Newly Diagnosed High Entering Phase 1b/2 Grade Glioma CLD-101 NeuroNova Recurrent High Grade Entering Phase 1 Glioma Advanced Solid Tumors FDA Pre-IND – Planned Phase 1 (TNBC, Melanoma, Head CLD-201 and Neck) SuperNova Metastatic Solid Tumors CLD-202 Other Indications AAA Multiple Indications CLD-301 (Adult Allogeneic Adipose- derived stem cells) Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 11 Cancer indications

First-in-Class Platform With Significant Growth Potential Calidi’s allogeneic stem cell-based delivery platform enables scalable licensing model, driving revenue opportunities Accelerated R&D stage, expedited time to market Broad application: Platform compatible with numerous oncolytic viruses CLD-101 CLD-201 Leverage partner’s expertise and infrastructure to develop, significantly reducing cash burn Potential to rapidly bring new products addressing a wide range Multiple Potential to license stem-cell based delivery of cancers to market development platform to develop new therapies targeting quickly and grow programs in cancers with significant unmet need revenue streams house Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 12

Rapidly Growing OV Market With High Unmet Medical Needs Differentiated technology with early signals of Large total addressable market across current efficacy; additional data needed to show clinical indications of focus: Melanoma, GBM, TNBC, H&N differentiation vs. competitor base ~56k patients across all Calidi indications** (U.S. only) 5-6 key OV 40 assets in *** $9-11B OV Clinical pipeline Competitors (U.S. TAM) Rapidly growing OV market with high unmet needs Development Risks Comparable to all other clinical stage OVs * $2.4B 6-8 approved OVs biotech companies (2030F) (2030F) * Sources: $150M 1 approved OV (*) Oncolytic Virus Immunotherapy Market Size is Predicted to Hit US$ 2.4 Billion by 2030 | BioSpace (2021) (2021) (**) Types of Cancer | Cancer.Net (***) Oncology Cancer Drugs Market Size is projected to reach USD (globenewswire.com) Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 13

Calidi’s Target Indications with Estimated Annual TAM of $9B+ Sizable TAM given Calidi’s target indications (Melanoma, TNBC, GBM,H&N) $3.5-4.5B $9-11B Calidi U.S. total addressable market (2022E) $2-2.5B Billions of USD $2.5-3.5B $0.5-1B Projected ~3.6K ~17K ~12K ~23K ~56K Patients Assuming annual pricing similar to other I/O therapies (e.g., Checkpoint Inhibitors). Sources: (*) Cancer Types | Cancer Resources | American Cancer Society Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 14

HGG - Most Common and Aggressive Brain Cancer at Age 60 Survival rates for patients with High Grade Glioma (HGG) have shown no improvement in the last 30 yrs. 24,500 patients were diagnosed in the US with tumors of the central nervous system in 2022, 48% of the patients will be advanced HGG (Glioblastoma Multiforme) and the five-year survival rate will be 6.8%, • The HGG market to reach $10.2 Bn in and average length of survival for a 2030 with an anticipated CAGR of diagnosed patient will be 8 months. 12.8% during forecast period 21-30 Among the European 5 countries, • $300k to $450k treatment cost the UK had the highest incident population of GBM, followed • 300,000 cases WW every year by France and Italy. And Spain had the Source: The National Brain Tumor Society lowest incident population. Vision Research Report Link Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 15

CLD-101: NeuroNova Platform Overview & Phase 1 Trial Design Adenovirus (CRAd-S-pk7) for NeuroNova Amplifies selectively in HGG tumor cells Radiation treatment upregulates Survivin expression Trial Objectives: To determine the safety and toxicity profile and the maximum tolerated dose To determine the best tumor response using the iRANO criteria, estimate survival outcomes in patients and evaluate quality of life while on treatment To evaluate blood immune responses and cytokine profiles and to determine whether survival rates correlated with extent of immune response Calidi’s manufacturing of virus-loaded Neural Stem Cells is proprietary, scalable, reproducible and commercially viable Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 16

CLD-101: Significant Published Clinical Results Neural Stem Cell Delivery of an Oncolytic Adenovirus in Newly Diagnosed Patients with Malignant Glioma: A First-in-Human, Phase 1 Clinical Trial (Lancet Oncology, 2021 Aug;22(8):1103-1114) Agent: CLD-101 (NSC-CRAd-S-pk7): Neural stem cells loaded with CRAd-S-pk7 - a chimeric adenoviral vector containing a pk7 fiber modification and a survivin promoter driving E1A replication Methods: After neurosurgical resection, NSC/CRAd-S-pk7 was injected into the walls of the resection cavity. Within 10-14 days, treatment with temozolomide and radiotherapy was initiated Results: Treatment with NNV1 (NSC-CRAd-S-pk7) was safe and tolerable Treatment achieved favorable therapeutic outcomes in patients with newly diagnosed malignant glioma: best overall response saw one patient responding partially to treatment, another progressing, and 10 with stable disease The median progression-free survival was 9.05 months, and the median overall survival was 18.4 month • Importantly, in the subset of patients with glioma containing an unmethylated MGMT promoter, the median progression-free survival and overall survivals were 8.8 vs. 5.3 months and 18 vs. 12.7 months, respectively Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 17

CLD-101: Highlights of First-in-Class NeuroNova1 Platform for HGG Reasons to Believe Reasons to Advance Reasons for Speed Neural Stem Cells Deliver, Protect and Our immortalized stem cell line is Malignant High-Grade-Glioma (HGG) is the Potentiate Oncolytic Viruses scalable, allogeneic, off-the-shelf and most common and lethal primary brain universal. No need to change donor tumor, with dismal survival rates and no effective treatment Improved PFS and OS in unmethylated HGG: The Lancet Oncology Journal, June Urgent Unmet Need: 2021. Median progression-free survival and 14K patients/yr newly diagnosed in the US with overall survivals (OS) were 8.8 vs. 5.3 months HGG. (SOC) and 18.0 vs. 12.7 months (SOC), Median survival is only 12 to 15 months for respectively*. patients (WHO stage IV) ** Establishes CALIDI as First-in-Class Therapy with potential for superior Survival in HGG CLD-101 is safe, feasible and has favorable outcomes CLD-101 is compatible with combination therapies Partner Validation: GMP product is manufactured and ready for advanced clinical trials Source Page (*): Hegi et al. N Engl J Med; 352:997-1003, 2005 © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending (**) Wen PY, Kesari S,N Engl J Med; 359(5), 492–507 (2008). 18

CLD-201: SuperNova Platform: Allogeneic Stem Cells loaded with CAL1 Virus Vaccinia Virus (CAL1) for SuperNova Not a serious human pathogen Safely used as a vaccine for smallpox Key natural attenuations improve tumor selectivity Highly cytolytic for most tumor types Large insertion capacity allows cloning of therapeutic payloads Safety study completed with Autologous Stem Cells loaded with CAL1 Virus Trial Results Successfully determined the safety and toxicity profile and the maximum tolerated dose Successfully determined the best tumor response, estimated survival outcomes in patients and evaluated quality of life while on treatment Successfully evaluated presence of viral particles in patients' blood over time, blood immune responses and cytokine profiles and to determine whether survival rates correlated with viral presence in blood samples Strong indications of efficacy observed Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 19

Durable Tumor Regression and Survival Autologous SuperNova: Positive Results in Combination With Checkpoint Inhibitor • Age/Sex: 70/M • Diagnosis: Metastatic Head & Neck SCC • Stage IV_B • Injected tumor was previously resistant to chemo- and radio-therapy Patient Case: Patient #SI01-021 Day 194 post-treatment: Day 17 post-treatment Day 45 post-treatment Day 52 post-treatment complete response previously resistant Primary objective - Safety: There were no treatment-related side effects tumor has fully regressed Secondary objective, Response and Patient Survival: 43 days after treatment the patient received Opdivo (anti-PD-1 treatment) and 76 days after treatment the patient received local radiation therapy 194 days post treatment the previously resistant tumor had fully regressed Source: Minev, et al. Journal of Translational Medicine (2019) 17:271 Page 20 © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending

Durable Tumor Regression and Survival Autologus SuperNova: Positive Results in Combination With Checkpoint Inhibitor • Age/Sex: 68/M • Diagnosis: Thyroid Papillary Carcinoma • Stage IV Patient Case: Patient #SI01-047 Day 85 post-treatment: Day 30 post-treatment Day 65 post-treatment tumor has fully regressed Primary objective - Safety: There were no treatment-related side effects Secondary objective, Response and Patient Survival: 36 hours after treatment, patient received Ipilimumab (anti-CTLA-4), by 85 days tumor fully regressed Source: Minev, et al. Journal of Translational Medicine (2019) 17:271 Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 21

CLD-201: SuperNova Development Pathway Pre-IND meeting held 2Q 2021 Next Steps CLD-201 – (allogeneic AD-MSC-delivering CAL1 oncolytic virus) Phase 1 study for the treatment of solid tumors (metastatic breast/ melanoma/head and neck) cGMP Final Drug Product Manufacturing to be completed in 3Q 2023, Phase 1 initiation in 1H 2024 CLD-201 Phase 1 interim clinical results anticipated in 2H 2024 Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 22

Development of Allogeneic Cell-Based Product Calidi owns 8 allogeneic adult adipose (AAA)-derived stem cell (AD-MSC) banks + 1 NSC Allogeneic GMP Master cell bank p2 (VP01), is used in several clinical trials to treat patients with COVID-19-induced acute respiratory distress syndrome (ARDS) (Pivotal trial ongoing via partnership) VP-001 is available for additional partnerships VP-001 GMP master cell bank p2 proliferation/scalability profile New manufacturing protocols offer the potential to generate quadrillions of doses of stem cells from a single donor 1 single donor can be used for multiple indications, clinical development programs and commercialization Scaled-up VP-001 cells maintained: - Genetic stability - Identity - Biological activity at thawing Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 23

Broad IP Protection Across All Clinical Programs in Development Allogeneic Adipose Tissue-derived and Neural Stem Cell Platforms for Delivery of Oncolytic Viruses Tropic Cell-Based Two US Issued Virotherapy for the Use of Neural Stem Cells to Deliver Oncolytic Adenovirus Patents, One Pending Treatment of Cancer Allowance in 4 Use of Adipose Derived Stromal Cells (Autologous & Allogeneic) to Smallpox Vaccine for significant territories Treatment of Cancer Deliver Oncolytic Viruses Combination Immunotherapy Use of Stem Cells and Oncolytic Viruses, in Combination with Allowance in 11 Approach for Treatment of significant territories Immunotherapies Cancer Enhanced Systems for Cell Methods to Potentiate and Deliver Naturally Occurring and Armed Filed in 2018, Pending Mediated Oncolytic Viral territories Viruses Using Stem Cells Therapy Cell-Based Vehicle for Filed in 2018, Pending Potentiation of Viral New Genetically Modified Cell Delivery Vehicles Improving Potency territories Therapy Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 24

Investment Highlights Calidi Biotherapeutics is a clinical-stage biopharmaceutical company revolutionizing oncolytic viral therapies with stem cell-based platforms CLD-101: Neural stem cell (NSC) product candidates loaded with oncolytic adenovirus Two Differentiated Stem Cell Platforms 1 CLD-201: Allogeneic Adipose-derived Mesenchymal Stem Cells (AD-MSC) loaded with oncolytic vaccinia virus First CLD-101 programs target HGG, with a well-defined regulatory pathway and accelerated approval potential Large Target Markets in Areas of High 2 Unmet Need CLD-201 trials will focus on multiple solid tumor types (Triple Negative Breast Cancer, Head & Neck, Metastatic Melanoma) CLD-101: Phase1 trial in newly diagnosed HGG - COMPLETED; Phase 1b trial initiating 2H 2023 Three Clinical Development Programs 3 CLD-101: Phase 1 trial in recurrent HGG - initiating 1H 2023 CLD-201: Phase 1 trial in solid tumor indications (Triple Negative Breast, Head & Neck, Metastatic Melanoma) 1H 2024 Scalable, cost-efficient manufacturing platform and GMP-grade adipose-derived allogeneic stem cell bank and NSC bank Cutting Edge Stem Cell Manufacturing sufficient to support commercial launch 4 Processes Opportunity to license cell bank products Page © 2023 Calidi Biotherapeutics, Inc. І Company Proprietary; Patents issued and pending 25